November 19, 2009

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
Division of Corporate Finance
United States Security and Exchange Commission
Washington D.C. 20549

Re:	Diatect International Corporation (the “Company”)
Form 10-KSB for Year Ended December 31, 2007
Filed March 19, 2008
File No. 0-10147

Dear Ms. Cvrkel and Ms. Simpson:

This is in response to your comment letters of September 15, 2009 and September 22, 2009 to us with respect to our intended filing of an amendment of our above referenced Form 10-KSB for the fiscal year ended December 31, 2007 and your comments on the draft Form 10-KSB/A that we submitted to you for review before we actually file the Form 10-KSB/A.  Your September 15, 2009 letter included three comments.  Our responses to those three comments are set forth below.

The Company’s Response to SEC Staff Comment Number 1, September 15 Letter:

In response to SEC guidance in this letter, the Company will file an amended 2008 Form 10K with the changes addressed in the SEC letters of September 15, 2009 and September 22, 2009 and the Company’s responses to those letters.  The Company will no longer pursue filing a revised 2007 Form 10-KSB.

The Company’s Response to SEC Staff Comment Number 2, September 15 Letter:

This is responded to in the response to Comment Number 2 of the letter of September 22, 2009 and is shown below in this letter.

875 South Industrial Parkway | Heber City, Utah 84032 | 435-654-4370

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
November 19, 2009

The Company’s Response to SEC Staff Comment Number 2, September 15 Letter:

This is responded to in the response to Comment Number 3 of the letter of September 22, 2009 and is shown below in this letter.

Your September 22, 2009 letter included two comments.  Our responses to those two comments are set forth below.

The Company’s Response to SEC Staff Comment Number 1, September 22 letter:

As you requested in your September 22, 2009 letter, we revised Note 1 to our financial statements in the Form 10-KSB/A that we intend to file, in the portion where the EPA labels are discussed under the caption “Intangible Assets,” to read as follows:

Intangible Assets  – The Company’s intangible assets consist of the labels that are placed on its products and that have been registered as non-toxic insecticide products with the United States Environmental Protection Agency pursuant to the Federal Insecticide, Fungicide and Rodenticide Act. The Company recorded these labels at cost; however, it impaired the value thereof by $2,869,570 in 2003. During 2004 and for the first 6 months of 2005, the Company amortized the unimpaired value over an estimated useful life of 7 years using the straight-line method.

In July 2005, the Company reconsidered this valuation and concluded that the estimated useful life of the labels was indefinite and will henceforth subject the labels to impairment if and when appropriate. In reaching that conclusion, the Company considered the fact that the labels have a registration that lasts 15 years, at which time a re-registration is required, and paragraph 11(d) of SFAS 142, providing that such registration is a “contractual provision that enables renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions).”

In such re-evaluation of the estimated useful life of the labels, the Company also considered the fact that the EPA, at that time, had shown a propensity to disallow the re-registration of some of the older and more harmful chemicals in favor of organic formulas like those used by the Company.  The Company concluded that this aspect could cause an increase in the value of the Company’s EPA labels, if they were resold.  The Company considered this factor together with the other factors discussed in the immediate preceding paragraph in concluding that the useful life of the labels was indefinite.

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
November 19, 2009

In 2006, the Company received the financial backing of investors and experienced a continued trend of increased sales through 2007.  With low overhead and a production process in place, it was believed at the time that the future cash flows related to the EPA labels was sufficient to support the value without further impairment.  The Company reviewed the labels for impairment during the fourth quarter of 2007.  Based upon the historic trend of increasing sales, the Company’s expectations regarding this trend in the future, and the estimated replacement cost of the labels, the Company determined that the labels were not impaired.  It should be noted that in 2008, the Company again reviewed the value of the labels and took a charge to write of the value of the labels.  This action was reflected in the 2008 Form 10K.

The Company’s Response to SEC Staff Comment Number 2 September 22 letter:

As you also requested in your September 22, 2009 letter, we revised Note 4 to our financial statements in the Form 10-KSB/A that we intend to file, with the following text under the two captions, explaining that our determinations that the statutes of limitations had expired were based upon our consultation with corporate counsel:

Cash Advances from Shareholder – A minority shareholder, who never had a position of control over the Company and who was not considered a related party by the Company, advanced $97,000 of cash to the Company. The cash advances are unsecured and have no stated maturity date.  During 2007, based upon consultation with corporate counsel, the Company determined that the statute of limitations regarding the repayment of these advances had expired and thus payment was no longer due.  As a result, the Company recognized a gain from settlement of debt of $97,000 in the accompanying statement of operations for the year ended December 31, 2007.

Unsecured Notes Payable – The Company has borrowed money from several entities, including shareholders of the Company, with various terms, including demand promissory notes.  The notes are unsecured and bear interest at rates from 5% to 15% payable at different times.  During the year ended December 31, 2007, based upon consultation with corporate counsel, the Company determined that the statute of limitations had expired regarding the repayment of an aggregate of $676,492.  That included the expiration of the statute of limitations on $251,000 in principal and related accrued interest of $411,772 through December 31, 2007 applicable to one of the holders of those notes, and thus payment of those amounts was no longer due.  Also based upon consultation with corporate counsel, the Company concluded that a holder of another of these promissory notes, with an outstanding principal amount of $10,000 and accrued interest through December 31, 2007 of $3,719, who sued the Company in Virginia on December 12, 2006, did not have jurisdiction over the Company in such suit.  The Company did not respond to the Virginia suit and has concluded that the statute of limitations had expired regarding the repayment of a total of $13,719 of the principal and accrued interest on such note which was the subject of such litigation.

Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant
November 19, 2009

Please let us know if you have any further comments.  We will now prepare to file our Form 10-KSB/A for December 31, 2008, and no longer pursue filling a Form 10-KSB/A for December 31, 2007. You may reach the undersigned Patrick Carr by telephone at 678-644-6670 or the undersigned Robert Rudman by telephone at 813-387-3309.

Sincerely,
_________________________________
Patrick Carr, Chief Executive Officer
_________________________________
Robert Rudman, Chief Financial Officer